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2005 FEB 15 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05005814

TransCanada
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450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

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CORPORATE - SECRETARIAL - FACSIMILE

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9608

From: Brenda Hounsell, Corporate Secretarial Department

Date: February 14, 2005 Time: 10:15 am MDT

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release which is scheduled to be released via CCN Matthews immediately:

"TransCanada Reaches a Settlement for 2005 Canadian Mainline Tolls"

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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

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FEB 18 2005
THOMSON FINANCIAL

S:\Corporate_Secretary\Corporate_Secretary\Continuous Disclosure_PRESS_RELEASES\TO_Corporation\Stock Exchanges\Fax Covers\FAX_TSE_SEC.DOC

TransCanada
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NewsRelease

TransCanada Reaches a Settlement for 2005 Canadian Mainline Tolls

CALGARY, Alberta – February 14, 2005 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced it has reached a settlement with shippers and other interested parties regarding 2005 tolls on its Canadian Mainline natural gas transmission system.

"We are pleased to have reached this settlement through a collaborative effort with the negotiating parties," said Hal Kvisle, chief executive officer. "The settlement represents a balance of interests, and demonstrates our commitment to develop mutually-beneficial solutions with our customers."

The settlement establishes the Canadian Mainline's fixed operating, maintenance and administration (OM&A) costs for 2005 at $169.5 million, which is comparable to the OM&A costs incurred in 2004. Any variance between actual OM&A costs and those agreed to in the settlement will accrue to TransCanada. All other cost elements of the 2005 revenue requirement will be treated on a flow through basis.

The negotiating parties agreed the return on equity capital for 2005 will be the product of:

- a rate of return on equity (ROE) of 9.46 per cent, as determined under the National Energy Board's (NEB) annual adjustment mechanism for determining ROE; and
- the deemed common equity in the Canadian Mainline's capitalization resulting from the NEB's decision in the recently concluded hearing on the Mainline's cost of capital for 2004 (Proceeding RH-2-2004, Phase II), subject to the outcome of any review applications or appeals.

There is no change in depreciation rates and methodology from 2004 to 2005. Depreciation costs for 2005 are expected to be approximately $406 million.

Interim tolls will continue to be charged for transportation service on the Canadian Mainline until final tolls can be established upon the ultimate resolution of Phase II of the RH-2-2004 proceeding. The decision of the NEB in this proceeding is expected in the second quarter of 2005.

TransCanada will apply to the NEB for approval of this settlement in the near future.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these

businesses. TransCanada's network of approximately 41,000 kilometres (25,600 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing more than 4,700 megawatts of power generation – enough to meet the electricity needs of about 4.7 million average households. The Company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta	(403) 920-7911